Goodwin Procter LLP Counsellors at Law New York Times Building 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 F: 212.355.3333 goodwinprocter.com

December 16, 2016

VIA EDGAR

Ms. Jennifer Gowetski

Senior Counsel, Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Rise Companies Corp. Amendment No. 3 to

Draft Offering Statement on Form 1-A

Submitted November 23, 2016
CIK No. 0001640967

Dear Ms. Gowetski:

This letter is submitted on behalf of Rise Companies Corp., (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated December 8, 2016 (the “Comment Letter”) with respect to Amendment No. 3 to the Company’s Offering Statement on Form 1-A (CIK No. 0001640967) filed with the Commission on November 23, 2016, relating to the Company’s offering of common stock (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing Amendment No. 4 to the Offering Statement (the “Amended Filing”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Filing. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.

Ms. Jennifer Gowetski

Division of Corporation Finance

December 16, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Key Operating and Financial Metrics

Comparison of Six-Months ended June 30, 2015 and 2016, page 41

1.	We note certain financial information has not been updated; for example, we note your discussion of gross origination and other acquisition fee revenue has not been provided for the interim period ended June 30, 2016. Please ensure you revise your offering statement to provide updated information, as applicable.

Response to Comment No. 1

In response to the Staff’s comment, the Company reviewed the comparison information contained in the Key Operating and Financial Metrics section and updated the financial information accordingly, including the discussion of gross origination and other acquisition fee revenue. Note that gross origination fees are slightly lower than net origination fees in the added comparative figures due to amortization of prior year net origination fees and costs that the Company included in net origination fee income, but are excluded from gross origination fee income for the six-months ended June 30, 2016.

Directors, Executive Officers and Significant Employees

Recent Developments Regarding a Former Executive Officer, page 60

2.	We note your disclosure regarding the Public Accounting Firm’s report on the results of its investigation. Please tell us what consideration you gave to including a written consent from the Public Accounting Firm as an exhibit. Please refer to Item 17.11(a)(ii) of Part III to Form 1-A.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised its disclosure regarding the Public Accounting Firm’s report to be consistent with Item 17.11(a)(ii) of Part III to Form 1-A as well as Question 233.02 of the CD&I. Item 11.11(a)(ii) requires the written consent of the expert that “authored any portion of a report quoted or summarized as such in the offering statement, expressly stating their consent to the use of such quotation or summary.”

In the context of a registration statement under the Securities Act of 1933, as amended, the Staff has addressed the requirement of written consents in Question 233.02 of the CD&I. Specifically, the Staff clarified that a written consent is not required “simply because the registrant used or relied on the third party expert’s report . . . in connection with the preparation of a Securities Act registration statement.” Rather, the Staff explained that the key issue was whether the “related statement included or incorporated in a registration statement is a statement of the third party expert or a statement of the registrant.” The Staff went on to note that a written consent would not be required in a situation where “the disclosure states that management or the board prepared the purchase price allocations and in doing so considered or relied in part upon a report of a third party expert, or provides similar disclosure that attributes the purchase price allocation figures to the registrant and not the third party expert. . . .”

Ms. Jennifer Gowetski

Division of Corporation Finance

December 16, 2016

The Company believes its revised disclosure on page 60 of the Amended Submission comes within the Staff’s clarification in Question 233.02 of the CD&I. Specifically, the Company has revised its disclosure to attribute its findings with respect to Mr. McCord’s allegations to the Company’s own investigation after considering or relying upon the report of the Independent Accounting Firm:

Based on the results of its own investigation, as supported by the report of the Independent Accounting Firm, our sponsor continues to believe that that there is no merit or reasonable basis to Mr. McCord’s allegations.

In addition, the Company has revised its disclosure to attribute its findings with respect to the sponsor’s Project Dependent Note investment program to the Company’s own analysis after considering or relying upon the Independent Accounting Firm’s review:

Finally, the Independent Accounting Firm was engaged to review the cash inflows and outflows with respect to our sponsor’s Project Dependent Note (defined below) investment program. Based on such review, which included tracing funds to the applicable investment and bank statements, our sponsor concluded that all funds received and distributed (through interest and repayment) were appropriately accounted for without exception.

Ms. Jennifer Gowetski

Division of Corporation Finance

December 16, 2016

Financial Statements as of and for the six months ended June 30, 2016

Summary of Significant Accounting Policies

Revenue Recognition, page F-38

3.	We note your disclosure that the Company originates and underwrites loans acquired by its affiliates in the Company sponsored Programs, and that the Company recognizes such fees as fee income, not as an adjustment to yield. Please clarify for us how your revenue recognition policy complies with paragraph 2 of ASC 310-20-35. Within your response and in your filing, please clarify if such fees are recognized over the life of the loan or over a shorter period. Also, please tell us how you considered the fact that you consolidate the entities that acquired the loans.

Response to Comment No. 3

When the Company originates real estate debt investments and holds such investments in a wholly-owned subsidiary of the Company, loan origination fees and direct loan origination costs are deferred and recognized over the life of the loan as an adjustment to yield in accordance with ASC 310-20-35-2. The loan origination fees and related direct loan origination costs are offset, and the net amount is amortized into yield.

With respect to real estate debt and joint venture equity investments in which the Company originates and performs underwriting services, but which are ultimately acquired by an entity sponsored by the Company (such as one of the eREITsTM), the Company treats such fees as loan placement fees in accordance with industry guidance. These fees are paid to the Company at closing of an acquisition, generally from the unrelated borrower entity or joint-venture, and the Company recognizes such loan placement fees as revenues once all significant services have been rendered with respect to such acquisition (which generally occurs concurrently with the closing of the acquisition).

The Company considered the fact that the eREITsTM are consolidated into the Company’s financial statements, and determined that recognizing loan placement fees in full at closing of an acquisition by an eREITTM is appropriate given that, once an acquisition is closed, the Company neither bears an economic risk with respect to such acquisition nor is entitled to receive economic reward (other than in its capacity as Manager of an eREITTM, for which the Company receives an asset management fee). Regardless of how an asset performs in the future, the Company’s origination fees are fixed upon closing. Thus, the Company believes that amortizing such fees into the yield of an investment held by one of the eREITsTM would not reflect the substance of the acquisition transaction or the contractual arrangement between the Company and the eREITsTM.

Finally, the Company has advised that its revenue recognition policy with respect to these fees provides the most accurate representation of i income for prospective investors who may analyze its acquisition-related fees.

Real Estate Debt Investments, page F-40

4.	Please tell us how your policy for loan impairment is consistent with ASC 310-10.

Response to Comment No. 4

The Company’s allowance for loan impairment is maintained at an amount management deems adequate to cover inherent loan losses at a given balance sheet date. The Company has implemented and adheres to an internal review system and impairment allowance methodology designed to provide for the detection of potentially impaired receivables and an adequate allowance to cover loan losses.

Ms. Jennifer Gowetski

Division of Corporation Finance

December 16, 2016

In determining the allowance for loan impairment, the Company evaluates the loans on an individual basis, including an analysis of the borrower’s credit worthiness, cash flows and financial status, and the condition and estimated value of the collateral. These amounts may be adjusted based on an analysis of macroeconomic and other trends that are likely to affect the borrower’s ability to repay the loan according to loan terms. The Company performs this analysis quarterly using the reporting it receives from borrowers on a quarterly basis and through direct communication with borrowers about the assets that they manage.

The Company considers a loan to be impaired when, based on current information and events, it believes it probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment losses are included in the allowance for loan impairment through a charge to allowance for loan impairment. Adjustments to impairment losses due to changes in the fair value of collateral of impaired loans are included in the allowance for loan impairment. Upon disposition of an impaired loan, loss of principal, if any, is recorded through a charge-off to the allowance for loan impairment.

When the Company determines that no loans are individually impaired pursuant to Topic 310, it evaluates its loan pools for potential impairment using the general loss contingency guidance in Topic 450.

Accordingly, the Company has updated the footnotes to its financial statements for the six-month period ended June 30, 2016, to reflect the above.

Ms. Jennifer Gowetski

Division of Corporation Finance

December 16, 2016

Deferred Costs of eREITS, page F-40

5.	It appears that you have recorded $1.1 million of amortization expense related to deferred offering and organization costs during the six months ended June 30, 2016 and that you have $0.6 million in unamortized deferred offering and organization cost as of June 30, 2016. Please tell us the amount of these costs that relate to offering costs and the amount that relate to organization costs. Please tell us how you determined it was appropriate to amortize these costs; with your response, please separately address offering costs and organization costs. To the extent any unamortized deferred costs are related to offerings that have been qualified by the SEC, please tell us how you determined it was appropriate to continue to defer such costs. Within your response, please reference the authoritative accounting literature relied upon.

Response to Comment No. 5

The deferred costs referenced as of June 30, 2016 relate solely to offering costs, and the Company has revised the note in the financial statements to correct this description. Organizational costs of the eREITsTM are expensed as incurred, and have never been deferred in the Company’s financial statements.

The Company determined it was appropriate to amortize offering costs of the eREITsTM based on the mechanism by which capital is raised by the eREITsTM under Regulation A. After analyzing various industry-based guidance in the Accounting Standards Codification, SEC Staff Accounting Bulletin Topic 5.A, Expenses of Offering, and the Division of Corporate Finance’s Financial Reporting Manual, Topic 7, Related Party Matters, the Company determined that it is appropriate to defer offering costs and charge such costs against proceeds of the various offerings of the eREITsTM. When determining the rate at which to charge such costs in the context of an offering whereby an eREITTM would be able to raise up to $50 million in gross offering proceeds over a time period the length of which could not be reasonably estimated, the Company determined that its fact pattern was most similar to that of unit investment trusts, which have characteristics of both closed-end and open-end funds. Unit investment trusts are required by ASC 946-20-35-6 to charge offering costs against paid-in capital on a pro rata basis as the units or shares are issued or sold by the trust. Similarly, the Company charges its offering costs against equity of the eREITsTM on a pro rata basis based on the proportion of gross proceeds raised to date to the total gross proceeds expected to be raised when the offering is complete.

As such, the remaining offering costs still subject to deferral relate to those eREITsTM that have not yet completed their offerings, either by successfully raising $50 million or by a decision of the Manager of the eREIT to terminate its offering.

* * * * *

Ms. Jennifer Gowetski

Division of Corporation Finance

December 16, 2016

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

Mark Schonberger

[Enclosures:]

cc:	Via E-mail

Benjamin S. Miller, Chief Executive Officer

Bjorn J. Hall, General Counsel and Corporate Secretary

Rise Companies Corp.

Matt Schoenfeld, Esq.

Goodwin Procter LLP